3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

January 9, 2009

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 12, 2008
File #1-33767

Dear Mr. Cash:

Lumber Liquidators, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated December 8, 2008 containing comments on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 12, 2008. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission’s comments in bold below, with the Company’s response following each comment.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 65

1.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be included in your reports is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is accumulated and communicated to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings your may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Response:

For the fiscal year ended December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective. In future filings, we will conclude that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective or ineffective, whichever the case may be.

Proxy Statement

Annual Cash Bonus Awards, page 10

2.

We note your disclosure that individual goals for the executive officers other than Messrs. Griffiths and Sullivan were a combination of qualitative and quantitative measures that were developed for each individual by Messrs. Griffiths and/or Sullivan, and varied based upon the executive’s role and responsibility within the Company. Such measures included, among other things, operational, procedural and developmental criteria as well as objectives related to your IPO. The individual goals for Messrs. Griffiths and Sullivan were determined by the board. Please tell us, with a view toward future disclosure, in greater detail how individual roles and performance for each executive officer factor in to the compensation amounts you disclose. Explain in your discussion how the compensation committee analyzed individual performance in determining to award each officer 75% of the portion of the bonus related to individual performance.

Response:

For 2007, in determining the individual portion of the annual cash bonus, the performance of each executive officer was assessed against qualitative and quantitative measures for that individual. With regard to our named executive officers, those measures related to their individual contributions to the Company’s financial performance, infrastructure development and capital structure, including the completion of our initial public offering in November 2007 (the “IPO”), which was a key goal for the Company in 2007. The specific measures for the named executive officers included the following

Jeffrey W. Griffiths

•   Successful Completion of the IPO

•   Sales, Operating Income and Other Operational Performance Measurements

•   New Store Openings

•   Relationship with Investment Community and Research Analysts

•   Leadership and Management Team Development

Daniel E. Terrell

•   Successful Completion of the IPO

•   Development and Maintenance of Financial Models and Enhanced Budgeting Procedures.

•   Development and Maintenance of an Effective Financial Control Infrastructure

•   Preparation of Audited Financial Statements and Compliance with Commission Regulations

•   Enhancement of Internal Financial Reporting

Tyler C. Greenan	• New Store Selection, Openings and Performance • Store Relocations and Remodeling • Visual Merchandising Development • Product Sales Initiatives
Robert M. Morrison	• Sales, Operating Income and Other Operational Performance Measurements • New Store Openings • Enhancement of Store Operations and Efficiencies • Field Management and Leadership
Thomas D. Sullivan	• Successful Completion of the IPO • Sales, Operating Income and Other Operational Performance Measurements • New Store Openings • Development of Direct Mail Program • Leadership and Mentoring

               The Compensation Committee, which was established in November 2007 in conjunction with the IPO, received recommendations from Mr. Griffiths regarding proposed bonuses for each named executive officer. The Compensation Committee considered Mr. Griffiths’ recommendations and, without specifically weighting any particular measure, reviewed each named executive officer’s performance in the noted areas and his general contribution to the Company’s successful operations. In particular, consideration was given to each named executive officer’s efforts towards developing the infrastructure and controls necessary for our effective operation as a public company and his contribution to the IPO process itself. In performing its review and assessment, the Compensation Committee was challenged by the

Company’s maturity level and historic growth rate, resulting in a lack of defined standards for certain goals for the named executive officers. As a result, the Compensation Committees relied significantly upon Mr. Griffiths’ recommendations and the performance of each named executive officer in his interaction with the Board of Directors.

Based on its review and assessment, the Compensation Committee determined that the named executive officers, with the exception of Mr. Terrell, had performed their respective goals and contributed to the IPO to a degree that the Compensation Committee, in its discretion, concluded that 75% of the portion of the bonus relating to individual performance was appropriate for each person. As for Mr. Terrell, the Compensation Committee determined that he had made extraordinary contributions to the Company during the IPO process and awarded him a $100,000 bonus in addition to 75% of the portion of his bonus relating to individual performance.

For 2008, the individual performance goals for the executive officers are more detailed and formulaic than in the past. The intention is for the goals to be both specific and measurable with the understanding that they must be compatible with the individual’s position with the Company. The goals are also weighted to provide greater consistency between the individual’s key areas of responsibility and the determination of the individual’s bonus award, if any. In future filings, we will discuss the Compensation Committee’s assessment of the performances of the named executive officers as it pertains to bonus awards.

3.

We note your disclosure that specific financial performance goals for the company were not set for 2007. However, you also state that the compensation committee considered a number of financial measures, including overall sales growth, gross profit and gross margin, operating income, net income and the number of new locations opened during 2007. Please tell us, with a view toward future disclosure, all of the financial measures the committee considered and how it analyzed those measures in determining to award each executive officer 50% of the portion of the bonus related to the company’s general financial performance.

Response:

We prepared our financial budget for 2007 in the fourth quarter of 2006 as we continued to enhance our infrastructure and prepare for a potential public offering. Though the Board of Directors reviewed the financial budget for 2007, it did not set or approve a specific performance measure or scale based upon the budget for purposes of assessing executive bonuses. Furthermore, in 2007, the successful completion of the IPO and the continued development of the infrastructure to achieve that goal created a number of non-recurring financial results not contemplated by the financial budget developed in the fourth quarter of 2006.

In 2008, to assist our newly-formed Compensation Committee in its assessment of the portion of the annual cash bonus related to the Company’s 2007 general financial performance, management prepared a comparison of actual performance versus the financial budget, notating specific non-recurring items not contemplated in the budgeting process. The comparison included an assessment, both with and without adjustments for non-recurring items, of each key financial measure on the income statement, including sales (and sales growth), gross profit (and gross margin), operating income, and net income, against the Company’s financial budget. Mr. Griffiths then recommended a bonus calculation to the Compensation Committee which he believed was warranted given the circumstances and the Company’s financial results.

The Compensation Committee did not weigh each line of the comparison, but considered Mr. Griffith’s recommendation, both in detail and in totality, with particular emphasis on achievement in the expansion of operating margin, exclusive of stock-based compensation expense. Based on this consideration and analysis, the Compensation Committee agreed with Mr. Griffiths’ conclusion that actual 2007 financial performance, exclusive of certain non-recurring items, was slightly below that contemplated by the financial budget but significant progress had been made in margin and store openings, even as the executive team was managing the demands of the IPO. As a result, the Compensation Committee, in its discretion, determined that 50% of the portion of the bonus relating to general financial performance was appropriate.

For 2008, the Company determined that fully-diluted earnings per share represented the most comprehensive measure of financial performance in evaluating executive performance and established a more formal process for annual review by the Compensation Committee, including a scale of bonus payout based upon varying targets. In future filings, we will discuss the Compensation Committee’s analysis of the Company’s financial performance as it pertains to the general financial portion of the bonus.

Equity Incentive Awards, page 10

4.	Please tell us, with a view toward future disclosure, how the amount of option awards were determined for the executive officers.

Response:

As indicated on page 11 of our Proxy Statement, no named executive officer received an equity award in 2007. In future filings, we will disclose how the amount of any option or equity award to a named executive officer was determined.

*         *         *         *         *         *         *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 757-259-4297 or lhaskell@lumberliquidators.com.

Thank you for your assistance in this matter.

Yours truly,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell
Secretary and General Corporate Counsel